Exhibit 99.1 - Footnote 1 to Tables I and II of Form 4 Filed by John W. Collins
on October 8, 2004

On April 29, 2004, the reporting person settled his obligation to deliver shares of the Issuer's common stock ("Common Stock) or an equivalent amount of cash (if
elected  by  him)  pursuant  to  a  variable  prepaid  forward   agreement  (the
"Contract")  entered  into on April 24,  2001 with an  unaffiliated  third party buyer (the "Buyer").

The Contract obligated the reporting person to deliver to the Buyer a minimum of
250,000  shares of Common Stock and up to a maximum of 300,000  shares of Common
Stock (or an  equivalent  amount of cash) on the maturity  date of the Contract,
April 26, 2004 (the "Maturity  Date"). In exchange for assuming this obligation, the reporting person received a cash payment of $6,769,996.32 as of the date of entering  into the Contract.  The reporting  person  pledged  300,000  shares of
Common Stock to secure his obligations  under the Contract,  and retained voting and dividend rights in the pledged shares during the period of the pledge.

The Contract  provided that the number of shares (or equivalent  amount of cash)
deliverable by the reporting  person on the Maturity Date would be determined as follows,  on the basis of share  prices of the Common Stock that were subject to adjustment  for  dividends  received by the  reporting  person and other  events specified in the Contract (the Issuer paid no dividends during the period of the
Contract, and no price adjustments were made):

     .  If the Maturity Price (i.e., the average closing prices per share of the
        Common Stock on each of the 30 trading days prior to and  including  the
        Maturity  Date) were less than or equal to  $25.5568  (i.e.,  the "Floor
        Price"),  the reporting person would deliver to the Buyer 300,000 shares of Common Stock;

     .  If the price per share of Common Stock on the Maturity Date were between the Floor Price and $30.6682  (the "Cap Price"),  the  reporting  person would deliver to the Buyer a number of shares  determined by multiplying
        300,000 by the Floor Price,  and dividing  the  resulting  number by the
        Maturity Price;

     .  If the price per share of Common Stock on the Maturity Date were greater than the Cap Price,  the  reporting  person would deliver to the Buyer a number of shares  determined by reference to a formula  specified in the
        Contract  that would result in the  reporting  person  being  allowed to retain (from the 300,000 shares potentially deliverable) shares having a value equal to $1,543,420 (i.e., the increase in value of 300,000 shares of Common  Stock  from  $25.5568  to 30.6682  per  share),  meaning  the reporting  person  would be  obligated  to deliver  between  250,000 and
        300,000 shares of Common Stock.

The  Maturity  Price of the Common Stock was $14.19.  Accordingly,  on April 29,
2004,  the Buyer  retained in settlement  of the Contract the 300,000  shares of
Common Stock previously pledged by the reporting person.